Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

CANGO INC.	2026 Extraordinary General Meeting of Shareholders June 24, 2026, 09:00 A.M. Hong Kong time This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

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PROXY	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3.

1. TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the authorized share capital of the Company, comprising both issued and unissued Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”), be consolidated (the “Share Consolidation”) at a share consolidation ratio within a range of no consolidation to a maximum consolidation ratio of 10:1 and at such effective time as the Board of Directors may determine and execute in its sole discretion, within 15 days of the EGM, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Fifth Amended and Restated Memorandum and Articles of Association (as defined below). No fractional Shares shall be issued in connection with the Share Consolidation; in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder shall be rounded down to the next whole Share and any fraction of a Share resulting from the Share Consolidation shall be cancelled and returned to the pool of authorized but unissued Shares in the capital of the Company without the payment of any consideration to the holder thereof.	FOR ☐	AGAINST ☐	ABSTAIN ☐	3. TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2. TO BE RESOLVED AS A SPECIAL RESOLUTION THAT, subject to and immediately following the Share Consolidation being effected, the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated Memorandum and Articles of Association”), substantially in the form attached as Annex A to this proxy statement, be adopted in substitution for and to the exclusion of the current amended and restated memorandum and articles of association of the Company in all respects, to reflect the Share Consolidation with effect from the effective date of the Share Consolidation.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Note: the full text of each resolution to be passed is set out in the proxy statement accompanying the notice of the Extraordinary General Meeting.

CONTROL NUMBER

Signature ____________________________________ Signature, if held jointly ________________________________________ Date _____________ , 2026. Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

CANGO INC.

The undersigned appoints ________________ and ________________, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Cango Inc. held of record by the undersigned at the close of business on May 8, 2026 (Eastern Daylight Time) at the Extraordinary General Meeting of Shareholders of Cango Inc. to be held on June 24, 2026, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2 AND PROPOSAL 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

* A proxy need not be a shareholder of Cango Inc. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the chairman of the meeting, will be appointed as your proxy.

(Continued and to be marked, dated and signed, on the other side)